August 8, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael R. Clampitt
Senior Attorney

Re:	TGR Financial, Inc.
Registration Statement on Form S-4
Filed June 28, 2012
Amendment No. 1 Filed August 3, 2012
File No. 333-182414

Dear Mr. Clampitt:

In accordance with the provisions of Rule 461 under the Securities Act of 1933, as amended, TGR Financial, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:30 p.m. Eastern Time on Friday, August 10, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Post Office Box 10910, Naples, FL 34101
(239) 348-8000 Office (239) 213-3342 Fax

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The Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above referenced Registration Statement.

Very truly yours,

TGR Financial, Inc.

By:	/s/ Gary L. Tice
Gary L. Tice
Chairman and Chief Executive Officer